SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE TO/A

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2

                            (NAME OF SUBJECT COMPANY)

                    CAPITAL REALTY INVESTORS LTD PARTNERSHIP
                   A DISTRICT OF COLUMBIA LIMITED PARTNERSHIP

                             AT $75.00 NET PER UNIT

                                       BY

               EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP,
                       A MASSACHUSETTS LIMITED PARTNERSHIP
                          EQUITY RESOURCES GROUP, INC.,
                           A MASSACHUSETTS CORPORATION

                              EGGERT DAGBJARTSSON,
                                  AN INDIVIDUAL

                            LIMITED PARTNERSHIP UNITS

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                 14 Story Street
                               Cambridge, MA 02138
                                  (617) 876-4800

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
           Transaction Valuation*                   Amount of Filing Fee
                  $371,475                                 $74.30
--------------------------------------------------------------------------------
* For purposes of calculating the filing fee only. This calculation assumes the purchase of 4,953 Units at a purchase price of $75.00 per Unit in the Partnership.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
--------------------------------------------------------------------------------
   Amount Previously Paid:   $74.30           Filing Party:  Equity Resource
   Form of Registration No:  Schedule TO                     Lexington Fund
                                                             Limited Partnership
                                              Date Filed:    September 20,2001
--------------------------------------------------------------------------------

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                                 AMENDMENT NO. 2
     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 20, 2001 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 4,953 units (the "Units") of limited partnership interests in Capital Realty Investors Ltd Partnership, a District of Columbia limited partnership (the "Partnership"), at $75.00 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after September 20, 2001 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"), and less the $100 transfer fee charged by the general partner of the Partnership. The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

COVER  PAGE  AND  ITEMS  1,  4  AND  12

The Cover Page and Items 1,4 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

COVER  PAGE

The boxed paragraph of the cover page of the Offer to Purchase is amended in its entirety to read as follows:

            "THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON NOVEMBER 2, 2001, UNLESS THE OFFER IS EXTENDED."

     ITEM  1-SUMMARY  TERM  SHEET

     The sixth question of the Summary Term Sheet is amended in its entirety to read as follows:

"HOW  LONG  DO  I  HAVE  TO  DECIDE  WHETHER  TO  TENDER  IN  THE  OFFER?
You will have at least until 12:00 midnight, Eastern Time, on November 2, 2001, to decide whether to tender your units in the offer. In addition, if we decide to extend the offering period, as described below, you will have an additional opportunity to tender your units. See "THE OFFER-Section 3-Procedures for Tendering Units." Because the Purchaser is offering to purchase less than 100% of all units of the Partnership, there will be no "subsequent offering period.""

     ITEM  4-TERMS  OF  THE  TRANSACTION

THE  OFFER

The first paragraph of Section 1-"Terms of the Offer" is amended in its entirety to read as follows:

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"Upon  the  terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for up to 4,953 Units that are validly tendered on or prior to the Expiration Date (as defined below). The term "Expiration Date" means 12:00 midnight, Eastern Time, on November 2, 2001, unless the Purchaser extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser, shall expire."

     ITEM  12-EXHIBITS

The  following  is  added  as  an  Exhibit  to  the  Schedule  TO:
     (d)(1)     Press  release  dated  October  19,  2001.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:     October  19,  2001     Equity  Resource  Lexington  Fund  Limited
Partnership,  a  Massachusetts  limited  partnership


                                   By: Equity Resources Group, Inc., its Manager


                                   By:__________________________________
                                      Eggert  Dagbjartsson
                                      Executive  Vice  President


                                      Equity  Resources  Group,  Inc.


                                   By:__________________________________
                                      Eggert  Dagbjartsson
                                      Executive  Vice  President


                                   By:__________________________________
                                      Eggert  Dagbjartsson

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     EXHIBIT  INDEX

----------------------------------------------------------------
Exhibit  No.                            Description
----------------------------------------------------------------
(a)(1)  -     Offer  to  Purchase,  dated  September  20,  2001*
----------------------------------------------------------------
(a)(2)  -     Transmittal  letter,  dated  September  20,  2001*
----------------------------------------------------------------
(a)(3)  -     Agreement  of  Sale*
----------------------------------------------------------------
(a)(4)        Summary  Advertisement*
----------------------------------------------------------------
(b)  -        Not  applicable.
----------------------------------------------------------------
(c)  -        Not  applicable.
----------------------------------------------------------------
(d)(1)-       Press  Release  dated  October  19,  2001.
----------------------------------------------------------------
(e)  -        Not  applicable.
----------------------------------------------------------------
(f)  -        Not  applicable.
----------------------------------------------------------------
(g)           Not  applicable
----------------------------------------------------------------
(h)           Not  applicable.
----------------------------------------------------------------
*  Previously  filed

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FOR  IMMEDIATE  RELEASE
October  19,  2001

Contact:     Eggert  Dagbjartsson
             Equity  Resources  Group,  Inc.
             14  Story  Street
             Cambridge,  Massachusetts  02138

Telephone:     (617)  876-4800

                   EQUITY RESOURCE LEXINGTON FUND LP ANNOUNCES
                   -------------------------------------------
             EXTENSION OF OFFER TO PURCHASE LP UNITS OF CAPITAL REALTY
            -----------------------------------------------------------
                          INVESTORS LTD.  PARTNERSHIP
                          ---------------------------

     Cambridge, Massachusetts, October 19, 2001-Equity Resource Lexington Fund Limited Partnership announced that it is extending its offer to purchase 4,953 units of limited partnership interests, or LP Units, in Capital Realty Investors Ltd. Partnership, a District of Columbia limited partnership, for $75.00 per unit in cash, until 12:00 midnight, Eastern time, on Thursday, November 2, 2001. The terms of the extended offer are identical to the terms of the original offer made to holders of LP Units on September 20, 2001 and amended on October 10, 2001.

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